OTE     HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

--------------------------------------------------------------------------------

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act 1934

Report on Form 6-K for the month of August 2005

Hellenic Telecommunications Organization S.A.

(Translation of Registrant's name into English)

99 Kifissias Avenue
GR 15181 Amaroussion
Athens, Greece
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X] Form 40-F [_]

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes [_]  No [_]

Enclosures: 1. Press release dated: August 31, 2005


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                  Hellenic Telecommunications Organization S.A.


Date: August 31, 2005                  By: /s/ Iordanis Aivazis
                                           ---------------------
                                       Name:   Iordanis Aivazis
                                       Title:  Chief Financial Officer

                  OTE GROUP REPORTS 2005 SECOND QUARTER RESULTS
                          UNDER US G.A.A.P. (UNAUDITED)

o    Strong performances from Romanian and mobile activities drive profit growth

o    Greek fixed-line: performance still weak, transformation process underway

ATHENS, Greece - August 31, 2005 - Hellenic Telecommunications Organization SA (ASE: HTO, NYSE: OTE), the Greek full-service telecommunications provider, today announced consolidated unaudited results (prepared under US GAAP) for the quarter ended June 30, 2005.

           CONSOLIDATED FINANCIAL HIGHLIGHTS FOR THE THREE MONTHS AND
      SIX MONTHS ENDED JUNE 30, 2005 AND 2004 IN ACCORDANCE WITH U.S. GAAP


       (Euro) Million Except Per Share Data          Q2 05     Q2 04     %Change     H1 05     H1 04     % Change
       ----------------------------------------------------------------------------------------------------------
       Operating Revenues                           1,363.3   1,304.6       4.5%    2,661.3   2,527.9        5.3%
       Operating Income                               247.2     193.5      27.7%      428.1     358.7       19.3%
       Pre-tax Income                                 248.6     161.5      53.9%      453.3     308.2       47.1%
       Net Income                                     119.1      45.0     164.6%      209.8      93.1      125.3%
       Operating Income before
       Depreciation & Amortization*                   498.9     451.1      10.6%      942.5     865.1        8.9%
       Operating Income before
       Depreciation & Amortization
       as % of Operating Revenues*                     36.6%     34.6%      2.0 pp     35.4%     34.2%       1.2 pp
       Basic EPS ((euro))                            0.2429    0.0918     164.6%     0.4280    0.1899      125.4%
       Cashflow  from Operations                      373.3     445.3     -16.2%      691.3     736.9       -6.2%
       CAPEX as % of Revenues                          9.1%      22.6%    -13.5 pp      8.9%     18.7%      -9.8 pp

        * See notes on p. 15

Commenting on the quarter, Mr. Panagis Vourloumis, Chairman and CEO, noted: "The sharp rebound in OTE's profitability this quarter was fueled by the outstanding performance of RomTelecom as well as by the continued strong results of our mobile operations in Greece and abroad. Thanks to strong sales growth and the accelerated pursuit of its restructuring, RomTelecom turned in record profits and margins. Cosmote, which took over all of the Group's international mobile operations after the end of the quarter, can compensate the slowdown of its maturing domestic market with strong growth and increasing profitability elsewhere."

Mr. Vourloumis added: "Greek fixed-line operations showed some resilience in the quarter, and we seem to have put a halt to the continuing growth in operating expenses, but the overall performance remains weak. In difficult circumstances, we were able to get our Voluntary Retirement Plan off the ground, and early take-up figures are encouraging. But we mustn't lose sight of the fact that these are only the initial steps in a thorough transformation process, whose success is contingent upon the cooperation and support of all participants."

FINANCIAL HIGHLIGHTS

Operating Revenues
------------------

OTE Group Operating Revenues increased by 4.5% in the three months ended June 30, 2005. The increase in quarterly operating revenues reflects higher revenues in mobile telephony, both in Greece and abroad, and at RomTelecom. Total Greek fixed-line revenues declined by 3.6% compared to the second quarter of 2004, as higher monthly rentals, leased line and ISDN revenues were offset by lower voice revenues and, particularly, by a drop in revenues from services rendered, which had reached exceptionally high levels in the first two quarters of 2004, partly due to the Athens Olympic Games.

(Euro) Million                 Q2 05     Q2 04      %Change      H1 05      H1 04       %Change
------------------------------------------------------------------------------------------------
Domestic  Telephony            580.7       562.8       3.2%      1,147.0     1,135.2      1.0%
International Telephony        101.9       100.3       1.6%        198.6       193.1      2.9%
Mobile Telephony services      435.4       385.1      13.1%        824.5       727.6     13.3%
Other                          245.3       256.4      -4.3%        491.2       472.0      4.1%
Total                        1,363.3     1,304.6       4.5%      2,661.3     2,527.9      5.3%

Operating Expenses
------------------

Payroll and Employee Benefits increased by 5.9% to (euro) 327.8 million in the second quarter of 2005, compared to the second quarter of 2004. In the quarter, OTE posted a (euro) 1.9 million reversal of provisions (out of the (euro) 27.0 million initially provided for in the first quarter of 2005) for voluntary retirement costs at OTE's Greek fixed-line operations.

Payments to International Operators increased by 7.6% to (euro) 51.5 million. Payments to domestic telephony operators (Mobile and Fixed-line Operators) increased by 1.0 % to (euro) 166.4 million. These payments do not include payments to Cosmote, but include payments from Cosmote to other mobile operators.

Other Operating Expenses decreased by 3.2 % to (euro) 320.6 million from an admittedly high level in the second quarter of 2004, which had been impacted by the Athens Olympic Games.

An analysis of Group Other Operating expenses follows:

(Euro) Million                                       Q2 05     Q2 04    % Change    H1 05        H1 04      %  Change
-----------------------------------------------------------------------------------------------------------------------
Commission to dealers                                 39.0       37.2      4.7%       74.9        62.5         19.8%
Cost of equipment                                     33.7       25.0     34.7%       64.5        51.3         25.7%
Repairs, maintenance, Cost of telecom materials       58.3       56.6      3.0%      102.0       110.3         -7.5%
Provision for doubtful accounts                       25.8       28.1     -8.3%       51.7        54.1         -4.5%
Advertising                                           33.9       29.9     13.3%       56.7        48.5         16.8%
Taxes other than income taxes                          6.6       10.4    -36.5%       16.7        17.2         -2.9%
Other                                                123.5      144.0    -14.3%      248.1       260.7         -4.9%
  -Third party fees                                   43.5       40.1      8.5%       77.1        68.6         12.4%
  -Travel costs                                        4.3        3.3     31.6%        6.9         5.4         28.6%
  -Audiotex                                            6.1       17.8    -65.7%       14.2        39.2        -63.8%
  -Telecards                                          10.1        7.2     39.7%       17.2        13.6         26.2%
  -Misc.                                              59.4       75.6    -21.4%      132.6       133.9         -0.9%
TOTAL                                                320.6      331.2     -3.2%      614.4       604.6          1.6%

Operating Income before Depreciation and Amortization
-----------------------------------------------------

For the second quarter of 2005, OTE Group Operating income before depreciation and amortization amounted to (euro) 498.9 million, or 36.6% of revenues. The increase in margin, from 34.6% in the comparable quarter last year, primarily reflects improved operating performances in mobile activities in Greece and abroad, as well as at RomTelecom.

Other Income/(Expense)
----------------------

Net Other income was (euro) 1.4 million in the second quarter of 2005, as compared to net Other expense of (euro) 32.0 million in the comparable period of 2004. Other income has been positively affected mainly by dividends received from Telecom Serbia ((euro) 14.5 million) as well as FX gains at RomTelecom.

Net Income
----------

Net income for the three months ended June 30, 2005 reached (euro) 119.1 million, up 164.6 % from net income of (euro) 45.0 million in last year's second quarter.

Cash Flow
---------

Cash provided by operating activities amounted to (euro) 373.3 million for the three months ended June 30, 2005.

                                                 CONDENSED CASH FLOW

   (Euro) Million                                                 Q2 05      Q2 04      H1 05      H1 04
   -------------------------------------------------------------------------------------------------------
   Cash and Cash equivalents at beginning of period               959.5      680.3      870.3      601.3
   Net Cash provided by Operating Activities                      373.3      445.3      691.3      736.9
   Net Cash used in Investing Activities                         (327.7)    (295.2)    (467.0)    (473.1)
   Net Cash provided by (used in) Financing Activities            (19.3)     (75.7)    (108.8)    (110.4)
   Net Increase/(Decrease) in Cash and Cash Equivalents            26.3       74.4      115.5      153.4
   Cash and Cash Equivalents at end of period                     985.8      754.7      985.8      754.7

Capital Expenditure
-------------------

Capital expenditure in the second quarter of 2005 totaled (euro) 113.8 million, reflecting particularly low capex levels at Cosmote in the quarter.

Debt
----

At June 30, 2005,  OTE Group gross debt amounted to (euro) 3,237.3  million,  up
1.8 % compared to December 31, 2004. The total amount of OTE debt outstanding breaks down as follows:

   (Euro) Million               June 30 2005       Dec 31 2004       % Change
   --------------------------------------------------------------------------

   Short-Term:
   -Bank loans                      19.1               37.3           -48.8%
   Medium & Long-term:
   -Bonds                        2,591.9            2,591.3             0.0%
   -Bank loans                     590.6              517.8            14.1%
   -Other loans                     35.7               34.2             4.4%
   Total Indebtedness            3,237.3            3,180.6             1.8%

BUSINESS OVERVIEW

OTE's segment reporting is based on its legal structure. A reconciliation of intersegment revenues to total revenues is provided below:

                                           SEGMENT FINANCIALS FOR THE SIX MONTHS ENDED JUNE 30, 2005

                                                                                                      Adjustments
(Euro) Million                         OTE*         COSMOTE     RomTelecom    All Other    Total     & Eliminations  Consolidated
---------------------------------------------------------------------------------------------------------------------------------
Revenues from external customers      1,245.1        701.0          455.2       260.0      2,661.3          -          2,661.3
Intersegment revenues                   101.2         90.2           2.9         40.3        234.6     (234.6)
Total revenues                        1,346.3        791.2         458.1        300.3      2,895.9     (234.6)         2,661.3

* OTE comprises the OTE parent company and OTE Estate.

1.   OTE FIXED-LINE

                                               TRAFFIC STATISTICS FOR THE SECOND QUARTER OF 2005

                                                              Average Call
Call Service Category               Calls, millions        Duration (minutes)     Minutes, millions      Split of minutes
-------------------------------------------------------------------------------------------------------------------------
Local                                    1,163.3                 2.6                    3,049.8              42.5%
National Long - Distance                   159.7                 3.1                      488.6               6.8%
International Long - Distance               24.1                 3.6                       86.7               1.2%
Internet                                   127.9                23.8                    3,044.4              42.4%
Fixed-to-Mobile                            343.5                 1.3                      454.7               6.3%
Special Calls                               83.4                 0.6                       50.3               0.7%
Total                                    1,901.9                 3.8                    7,174.5             100.0%

OTE estimates that its share of the Greek fixed-line market, as measured in outgoing call minutes, stood at approximately 84 % at the end of June 2005, roughly in line with the level reached at the end of the first quarter. Excluding internet minutes, OTE's market share was approximately 75% of total traffic.

(Euro) Million                                               Q2 05       Q2 04    % Change      H1 05        H1 04      %  Change
----------------------------------------------------------------------------------------------------------------------------------
Operating Revenues                                            681.4      707.0      -3.6%      1,346.3      1,380.2         -2.5%
 - Basic Monthly Rentals                                      165.4      157.4       5.1%        332.7        315.9          5.3%
 - Fixed to fixed calls                                       132.3      142.7      -7.3%        267.6        293.0         -8.7%
 - Fixed to mobile calls                                       92.2       99.9      -7.7%        173.1        195.1        -11.3%
 - International                                               58.7       58.3       0.7%        113.7        113.2          0.4%
 - Other                                                      232.8      248.7      -6.4%        459.2        463.0         -0.8%
Operating Profit                                               42.9       50.6     -15.2%         69.5         79.6        -12.7%
Operating income before depreciation and amortization         176.8      197.3     -10.4%        347.5        379.6         -8.5%
Operating income before depreciation and
amortization as % of Operating revenues                        25.9%      27.9%     -2.0 pp       25.8%        27.5%        -1.7 pp
Depreciation & Amortization                                   133.9      146.7      -8.7%        278.0        300.0         -7.3%

Fixed-line  revenues  declined  by 3.6% in the  second  quarter of 2005 to reach
(euro) 681.4 million. The decline is largely due to a further decline in voice revenues, although the rate of revenue erosion is slowing down in fixed-to-fixed and fixed-to-mobile. The decline was accentuated by a decrease in Other operating revenues, mainly reflecting a (euro) 22.0 million drop in Services rendered compared to the second quarter of 2004. Last year's respective quarter was exceptionally high due to projects undertaken for state owned companies and the Olympic Games. These revenue declines were partly offset by higher monthly rentals (PSTN and ISDN), as well as increased revenue from leased lines.

OTE continued to improve the effectiveness of its sales and marketing programs in the second quarter of 2005, resulting in higher penetration and usage of its pricing packages. During the period, over 500,000 business and residential customers adopted one of OTE's packages, bringing the total number of registered users to 1.8 million. As of the end of June 2005, OTE had approximately 88,400 ADSL customers, more than three times the level achieved in June 2004, reflecting considerable technical and marketing efforts. The ADSL market surpassed the 100,000 customers level during the second week of August, and OTE expects to close the year with over 130,000 ADSL customers.

For the remainder of 2005, OTE expects to continue benefiting from higher leased-line tariffs, the growth in ADSL and the impact of higher monthly rentals in PSTN and ISDN implemented on August 1. All other operating revenues are expected to continue along prior trends.

Total  Operating  Expenses,  excluding  depreciation,  decreased by 1% to (euro)
504.6 million. In the second quarter of 2005, payroll and employee benefits increased by 9.3%, reflecting the transfer of (euro) 20.8 million of capitalized payroll into Opex payroll, compared to the similar 2004 period, as well as salary increases due to collective agreements.

Other Operating Expenses decreased by 8.3 % compared to the second quarter of 2004 to (euro) 157.5 million, from an admittedly high level during the second quarter of 2004. The result is mainly attributed to decreases in items related to sales. The 40% increase in Repairs and maintenance, to (euro) 34.3 million, is primarily due to increased provisions for obsolete materials.

An analysis of the OTE segment Other Operating Expenses follows:

(Euro) Million                                          Q2 05     Q2 04    % Change    H1 05        H1 04      %  Change
----------------------------------------------------------------------------------------------------------------------------
Cost of equipment                                       21.9      22.7       -3.5%      44.1         41.7         5.8%
Repairs, maintenance, cost of telecom  materials        34.3      24.5       40.0%      54.0         45.8        17.9%
Provision for doubtful accounts                         20.0      24.6      -18.7%      40.0         45.1       -11.3%
Advertising                                              7.7       8.4       -8.3%      16.8         11.3        48.7%
Taxes other than income taxes                            3.9       7.2      -45.8%      10.7         10.8        -0.9%
Other                                                   69.7      84.4      -17.4%     134.2        147.5        -9.0%
   -Third party fees                                    28.5      31.1       -8.4%      53.6         43.7        22.7%
   -Travel costs                                         2.0       1.8       11.1%       3.3          2.7        22.2%
   -Audiotex                                             4.0      16.3      -75.5%       9.1         35.5       -74.4%
   -Telecards                                            3.6       2.8       28.6%       4.4          4.4         0.0%
   -Other                                               31.6      32.4       -2.5%      63.8         61.2         4.2%
TOTAL                                                  157.5     171.8       -8.3%     299.8        302.2        -0.8%

In the 6 months ending 30 June 2005, Net Working Capital for the Domestic Fixed-line business (including bad debt, excluding inter-company transactions and cash) continued to decline as a percentage of revenue compared to the same period of 2004, standing at 16.3% versus 20.7% last year (IFRS). These historically low Net Working Capital levels (even after adjusting for the effect of transition to IFRS) confirm the sustainable improvements that the Domestic Fixed-line business has achieved on most levers affecting Net Working Capital, including receivables and payables management, inventory utilization and billing efficiency. Indeed, Days Sales Outstanding (including VAT) have stabilized below 100 days, Days Payables Outstanding have increased from 100 last year to 136, while inventories have decreased by 14% since the same period last year. The gradual roll-out of OTE's new credit control and collections systems is expected to maintain the positive trend in OTE's Net Working Capital requirements into the future.

     (Euro) Million                       H1 05          H1 04
     ----------------------------------------------------------
     Net Accounts Receivable             806.2          830.1
     Net Working Capital                 412.6          568.4
     NWC/Sales (%)                        16.3%          20.7%
     DSO (incl.  VAT)                       98             94
     DPO (incl.  VAT)                      136            100

2.   COSMOTE

                                            SECOND QUARTER AND SIX MONTHS ENDED JUNE 30, 2005 AND 2004
                                                     IN ACCORDANCE WITH U.S. GAAP (UNAUDITED)

(Euro) Millions                                       Q2 05      Q2 04       % Change      H1 05        H1 04         % Change
--------------------------------------------------------------------------------------------------------------------------------
Operating Revenues                                    410.9       394.7         4.1%          791.2          753.2       5.0%
   Monthly service fees                                80.7       59.7         35.2%          155.7          115.2      35.2%
   Airtime revenues                                   165.0       159.1         3.7%          317.4          310.2      2.3%
   Interconnection Revenues                           109.0       116.2        -6.2%          208.3          218.9      -4.8%
   Roaming revenues                                    10.0        10.0         1.0%           14.5           13.9       4.3%
   SMS revenues                                        31.7        35.8       -11.7%           65.4           70.6      -7.4%
   Sales of handsets & accessories                      9.9        11.0       -10.0%           19.5           17.4      12.1%
   Other operating revenues                             4.6         3.0        53.3%           10.4            7.0      48.6%
Operating Income before interest,
depreciation and amortization, tax                    179.4       167.9         6.8%          345.6          321.0       7.7%
Operating Income before depreciation
and amortization as % of Operating Revenues            43.7%      42.5%        +1.1 pp         43.7%          42.6%     +1.1 pp

Operating Profit (EBIT)                               127.9       121.1         5.6%          243.2          231.1      5.3%
Net Income                                             84.0        77.0         9.1%          158.6          145.3      9.2%
Net Income  Margin                                    20.4%        19.5%       +0.9 pp         20.0%          19.3%     +0.7 pp
Depreciation & Amortization                            51.5        46.8        10.0%          102.4           89.9      13.9%

Customers (Greece)                                                                        4,379,517      4,075,539       7.5%
                               Contract                                                   1,692,293      1,602,188       5.6%
                               Pre-Paid                                                   2,687,224      2,473,351       8.6%

Customers (Albania)                                                                         730,786        641,058      14.0%
                               Contract                                                      18,485         15,025      23.0%
                               Pre-Paid                                                     712,301        626,033      13.8%

Employees                                                                                     2,458          2,390       2.8%
ARPU blended (Euro)                                                                            29.2           30.4      -3.9%
AMOU blended                                                                                    135            126       7.1%

Cosmote operates in four countries of Southeastern Europe: through direct ownership in Greece (Cosmote) and Albania (AMC) and since January 2003, through management of companies owned by OTE in Bulgaria (GloBul) and F.Y.R. of Macedonia (CosmoFon). Cosmote group consolidated results incorporate the Greek and Albanian companies. GloBul and CosmoFon have been transferred from OTE to Cosmote during August 2005. Additionally, on July 8, 2005, through a (euro)120 million capital contribution, Cosmote aquired a 70% equity stake in Cosmorom, the mobile telephony subsidiary of RomTelecom.

Cosmote group operating revenues for the second quarter of 2005 increased by 4.1% to (euro) 410.9 million. The revenue increase reflects a 12.3% increase in combined revenues of airtime and monthly fees, more than outweighing a 6.2% reduction in interconnection revenues resulting from the interconnection tariff cuts in October 2004. Bundled packages remained the most attractive market proposition, reflected in the 35.2% increase in monthly fees, which include bundled packages. During the second quarter of 2005, Cosmote introduced a new range of bundled packages, enhancing its market competitiveness and at the same time encouraging users to move to higher bundles.

Traffic volumes in Greece during the six months ended June 30, 2005 increased by 15% year on year, as a result of higher usage, new subscribers and the sustained positive momentum in the take up of bundled packages.

Data revenues (which include SMS, MMS, i-mode(R) and other "soft data" revenues from Value Added Services) represent 11% of total consolidated telecommunication revenues and 12% of domestic operations telecommunication revenues for the first half of 2005. Data revenues are so far primarily constituted of SMS revenues, which peaked in 2004. Increasingly, i-mode(R) and other data services are attracting new users, as new offerings are added, more handsets become available, pricing becomes more competitive and the subscriber base becomes more accustomed with the service.

Roaming revenues in the second quarter of 2005 grew by 1% compared to the second quarter of 2004, accounting for 2.5% of total consolidated revenues. At the end of the first half of 2005 the Company had signed 383 roaming agreements in 181 countries. In addition, since the launch of i-mode (in June 2004) the Company has signed 73 GPRS roaming agreements in 38 countries.

Operating income before depreciation and amortization for the quarter increased by 6.8%, reaching (euro) 179.4 million, representing a margin of 43.7%.

Second quarter 2005 Cosmote Group Net income amounted to (euro)84.0  million, up
9.1 % compared to the second quarter of 2004.

In the second quarter of 2005, Cosmote added 31,418 net new contract customers and 117,151 net new prepaid customers in Greece, reaffirming its leading position in the Greek mobile market. Contract customers at the end of the quarter reached 1,692,293 or 39% of the total, while prepaid customers reached 2,687,224, or 61% of the total. At June 30, 2005, AMC's (Albania) customer base stood at 730,786, mainly comprising prepaid customers.

During the third quarter of 2005, Cosmote will start consolidating the operations it acquired from OTE in August, namely Globul in Bulgaria and Cosmofon in FYROM. In addition, Cosmote will consolidate CosmoRom in Romania, in which it acquired a 70% interest in early July as a result of a (euro) 120 million equity injection.

3.   ROMTELECOM

OTE, through its wholly owned subsidiary OTE International Investments Ltd, holds a 54.01% interest in RomTelecom S.A., the incumbent telecommunications operator in Romania. RomTelecom's key financial figures are stated below:

                                                             ROMTELECOM
                                             CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE
                                      SECOND QUARTER AND SIX MONTHS ENDED JUNE 30, 2005 AND 2004
                                             IN ACCORDANCE WITH U.S. GAAP (UNAUDITED)

(Euro) Millions                                 Q2 05         Q2 04       % Change         H1 05         H1 04         % Change
----------------------------------------------------------------------------------------------------------------------------------
Operating Revenues                              232.4         199.6         16.4%          458.1           400.8           14.3%
Operating Income before
Depreciation & amortization                      98.9          63.2         56.5%          170.4           121.5           40.2%
Operating Income before Depreciation &
Amortization as % of Operating Revenues         42.6%          31.7%        10.9 pp         37.2%           30.3%           6.9 pp
Operating Income                                 55.8          23.1        141.6%           81.4            44.8           81.7%
Net Income/(Loss)                                57.6           9.3        519.4%          103.7            19.4          434.5%
Net Income/(Loss) Margin                        24.8%           4.7%        20.1 pp         22.6%           4.8%           17.8 pp
Increase/(Decrease) in Gross PP&E                16.7          14.9         12.1%           33.0            24.1           36.9%

Fixed Telephony, Lines                                                                 4,185,458      4,334,626            -3.4%
Mobile Telephony, Contract customers                                                      28,206          31,211           -9.6%
Mobile Telephony, Prepaid customers                                                       56,327          54,090            4.1%
Mobile Telephony, Total customers                                                         84,533          85,301           -0.9%

                                                                                         6/30/05        12/31/04
Cash and cash equivalents                                                                  120.5            99.2           21.5%
Short-term borrowings                                                                       30.3            29.3            3.4%
Long-term debt                                                                             160.9           175.6          -16.2%
Net Financial Debt                                                                          70.6           105.7          -46.1%


In the second quarter of 2005, RomTelecom posted revenues of (euro) 232.4 million, up 16.4% from revenues of (euro) 199.6 million in the same period last year. The increase is primarily due to positive evolution of rental, interconnection and leased lines and data services.

Revenues from monthly rental fees increased by 38%, primarily reflecting the February 2005 and June 2004 tariff rebalancing rounds.

Wholesale revenues rose by 21% in the quarter, reflecting a 56% gain in wholesale traffic, a natural consequence of the upward trend characterizing the Romanian telecommunications market.

Retail traffic decreased in comparison to the second quarter of 2004 due to mobile substitution and heightened competition from alternative carriers. Conversely, tariff rebalancing resulted in an increase in international traffic for residential customers.

Operating income before depreciation and amortization as a percentage of revenues rose to 42.6% in the second quarter of 2005, as compared to 31.7% in the second quarter of 2004, as a result of increased revenues. Total operating expenses before amortization and depreciation dropped by 2% during the second quarter of 2005, compared to the same period of 2004. Despite the drop in personnel expenses by 13%, operating expenses before depreciation and amortization remained roughly at the same level as in the second quarter of 2004, mainly due to increased interconnection expenses and expenses related to other services (Universal Service fees, advertising expenses, consulting, etc.). Interconnection expenses rose by 7.9% as a result of increased traffic.

In the second quarter of 2005, RomTelecom achieved a significant improvement in profitability, posting net income of (euro) 57.6 million, resulting in net profit margin of 24.8%, compared to 4.7% in the second quarter of 2004.

RomTelecom's  management is pursuing the  implementation  of its  Transformation
Plan:

     o Efficiency improved from 240 Lines per employee at the end of 2004, to 275 Lines per employee at the end of the second quarter of 2005, an increase of 14.5%.

     o Headcount was reduced to 15,242 by the end of June 2005 from 18,083 at December 31, 2004.

     o Implementation of several projects is proceeding according to plan, including development of a new central billing system, which became operational in July 2005, and deployment of a financial e-business system. Operational and network services improvements are driven by several key projects, including replacement of manual switches which is almost completed, further reduction of operating expenses, and provision of modern services like ADSL, which was launched for both residential and business customers.

COSMOROM

CosmoRom's operating revenues for the three months ended June 30, 2005 amounted to (euro) 1.6 million, while net losses amounted to (euro) 3.0 million. In early July, Cosmote acquired a 70% interest in CosmoRom through a (euro) 120 million equity injection in the mobile operator, which Cosmote is in the process of relaunching. Romtelecom remains the minority shareholder of Cosmorom S.A., with a 30% stake in the company.

4.   OTENET

                                    OTENET CONSOLIDATED STATEMENTS OF OPERATIONS
                            SECOND QUARTER AND SIX MONTHS ENDED JUNE 30, 2005 AND 2004
                                   IN ACCORDANCE WITH U.S. GAAP (UNAUDITED)

        (Euro) Millions                         Q2 05     Q2 04     % Change     H1 05     H1 04     % Change
        -------------------------------------------------------------------------------------------------------
        Operating Revenues                       22.6      23.2       -2.6%       43.0      46.0        -6.5%
        Operating Profit                          1.7       0.3       476.7%       3.2       1.7        88.2%
        Operating Income before
        Depreciation & amortization               3.4       3.4        0.0%        6.5       6.1         6.6%
        Operating Income before
        Depreciation & Amortization as
        % of Operating Revenues                  15.0%     14.7%      0.3 pp      15.1%     13.3%        1.8 pp
        Depreciation & Amortization               1.7       3.1       -45.2%       3.3       4.4       -25.0%

OTEnet is the Internet and IP services subsidiary of OTE (90.2% owned by OTE). It offers Internet access, IP telecom solutions, IT application development and hosting services using Internet technologies. Revenues in the second quarter of 2005 were (euro) 22.6 million, down 2.6% from the second quarter of 2004, when revenues had been positively impacted by projects related to the Olympic Games. OTEnet's Operating income before depreciation and amortization was (euro) 3.4 million, unchanged from the first quarter of 2004. OTEnet's subsidiary, Voice@net by OTEnet, which provides IP based telephony solutions to business customers, achieved sales of (euro) 5.6 million in the second quarter of 2005, compared to (euro) 4.1 million in the same period of 2004, an increase of 36.6%.

As of June 30, 2005, OTEnet had over 365,300 active residential customers and over 12,450 corporate customers, representing significant increases during the period. OTEnet continues to introduce and actively promote a series of new products and value-added services while implementing efficient cost and investment control. The company's goals for the year 2005 are to promote the expansion of Internet penetration in Greece, focusing on broadband Internet, and to evolve into the leading multilevel IP Telecom Solutions and Internet Services Applications Provider in Greece and Cyprus.

5.   OTHER INTERNATIONAL INVESTMENTS

ARMENTEL

ArmenTel's  Operating Revenues for the second quarter of 2005 amounted to (EURO)
28.6 million compared to (EURO) 21.1 million in the second quarter of 2004. This 35.5% increase is mainly attributed to the 87.4% increase in the number of mobile subscribers, which reached 257,677 at the end of the quarter. Operating income before depreciation and amortization reached (EURO) 17.3 million, or 60.5 % of operating revenues, increasing by 36.2% compared to the second quarter of 2004. Net income reached (EURO) 9.4 million.

GLOBUL

GloBul is a 100%-owned OTE subsidiary, managed by Cosmote, operating a GSM 900 / 1800 and UMTS mobile telephony license in Bulgaria. GloBul, the fastest-growing telecommunications company in Bulgaria, was transferred to Cosmote in August 2005.

GloBul's  Operating  revenues for the second  quarter of 2005 amounted to (euro)
63.6 million, up 55.9% from (eURO) 40.8 million in the comparable 2004 quarter. The overall increase reflects a 125% increase in monthly service fees, including airtime revenues incorporated in bundle packages. Airtime revenues increased 41% over last year's second quarter while data transfer revenues were up 42%. Roaming revenues posted 91% year-on-year growth. Second quarter Operating income before depreciation and amortization reached (euro) 20.9 million, compared to
(euro) 6.6 MILLION during the same period last year. The company was net income positive for the third consecutive quarter with net income reaching (euro) 4.3 million.

The company's customer base increased by 50.5% compared to the same period of 2004, totaling 1,936,126 customers. GloBul prepaid customers reached 1,294,390 in the end of the second quarter of 2005, while contract subscribers were 641,736, providing a prepaid to contract ratio of 67% / 33%.

The company's strong 2005 second quarter reflects stable prepaid usage, continuing growth in contract usage, the increased number of contract subscribers and outstanding coverage, representing 96% of Bulgaria's territory and 99.4% of the country's population

GloBul continued to expand its network of roaming partners, now totaling 270 operators in 125 countries, resulting in impressive growth of roaming revenues.

COSMOFON MOBILE TELECOMMUNICATIONS AD SKOPJE (MTS)

CosmoFon AD, the new corporate name of MTS, is a wholly owned subsidiary of OTE managed by Cosmote, operating the second mobile telephony license in the Former Yugoslav Republic of Macedonia (FYROM). The company launched commercially under the brand name CosmoFon in June 2003. Since then, the company has acquired more than 330,000 customers, while Operating revenues for the second quarter of 2005 reached (euro) 9.2 million, up 73.6% compareD TO the second quarter of 2004. During the quarter, for the first time the company had positive Operating Income Before Depreciation and Amortization.

6.   EVENTS OF THE QUARTER

OTE ANNOUNCES AGREEMENT WITH UNIONS

On May 25, 2005, OTE announced that it had reached agreement with union representatives regarding the employment status of future OTE fixed-line personnel. Pursuant to this agreement all future hirings by OTE will be governed by standard private employment contracts.

OTE BUYS HELLASCOM MINORITIES

In June 2005, OTE acquired the minorities of Hellascom SA, where it previously held a 51.4% stake. The transaction was based on a valuation carried out by an independent valuator and the acquisition cost of the minorities reached (euro)
11.5 million.

53RD ANNUAL GENERAL ASSEMBLY OF SHAREHOLDERS

On June 16, 2005, OTE held its 53rd Annual General Assembly of Shareholders, during which management reviewed its full-year results for the 2004 fiscal year and presented its strategic objectives for 2005. The Annual General Assembly approved the appointment of three new Board members for a three-year term and amendments to the company's Articles of Association.

SUBSEQUENT EVENTS

REPEATED 53RD ANNUAL GENERAL ASSEMBLY OF SHAREHOLDERS

On July 6, 2005, OTE held its Repeated 53rd Annual General Assembly of Shareholders, during which the company approved the cancellation of 676,420 treasury shares and the ensuing amendments to Article 5 (share capital) of the company's Articles of Association, following the cancellation of the treasury shares.

OTE ANNOUNCES NEW TARIFFS, SEASONAL DISCOUNT PACKAGES

On July 11, 2005 OTE announced new tariffs and seasonal discount packages for international and long distance calls, effective August 1, 2005. The seasonal discounts (in effect from August 1, 2005 through September 30, 2005) offer significantly reduced rates for fixed-to-fixed calls to the UK, France, Italy and Spain, while for domestic long-distance calls free extra minutes were offered. Additionally, monthly rental fees for PSTN lines and ISDN lines increased to (euro) 11.90 and (euro)15.40 from (euro) 11.40 and (euro)14.90, respectively.

VOLUNTARY RETIREMENT PLAN

On July 14, 2005, the law instituting the framework under which OTE can proceed with its Voluntary Retirement Plan was enacted. Pursuant to this law, eligible employees must submit irrevocable applications to take advantage of the Plan prior to October 14, 2005. Subject to EU and other regulatory approval, the Greek State will contribute a 4% stake in the share capital of OTE to the TAP-OTE pension fund. On July 20, 2005, the management of OTE and employee representatives signed the collective agreement detailing the implementation of the Voluntary Retirement Plan.

TRANSFER OF GLOBUL AND COSMOFON TO COSMOTE

On August 1, 2005, OTE completed the transfer to Cosmote of its interests in international mobile telephony operations, namely GloBul in Bulgaria and Cosmofon in FYROM. In addition, on July 8, 2005, Cosmote completed the (euro) 120 million share capital contribution to CosmoRom, thereby gaining a 70% equity stake in the Romanian moBILE telephony operator, and initiated the process of relaunching its operations.

7. TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

Starting in 2006, OTE will report exclusively under International Financial Reporting Standards (IFRS). Throughout 2005, OTE will issue both US GAAP and IFRS accounts on a quarterly basis. The IFRS consolidated financial statements in English language for the third and fourth quarters will be issued concurrently with the US GAAP press releases. US GAAP reconciliation will be available in the Company's 20-F.

To facilitate this transition, abridged second quarter and first half income statements prepared under IFRS for the consolidated Group and for OTE's Greek fixed-line operations are provided as Appendix VIII to this press release. Please note that under IFRS, separate accounts are provided for OTE's Greek fixed-line operations and for OTE Estate, impeding direct comparison with the corresponding US GAAP statements.

8.   OUTLOOK

For the second half of 2005, OTE does not expect changes to the trends achieved in the first half of the year. RomTelecom should continue to benefit from higher revenues and the implementation of its restructuring plan. The performance of mobile operations in Greece and abroad is expected to continue along the strong trends achieved in the first half.

Greek fixed-line revenues should continue to benefit from higher leased-line tariffs, monthly rentals and ADSL penetration, partly offsetting the continuing decline in voice revenues. Implementation of the Company's Voluntary Retirement Plan is proceeding apace. The Plan's acceptance rate will not be fully recognized until the close of the offer on October 14, 2005. However, early indications are encouraging.

In the short-term, adjustments required to conduct operations with a smaller workforce should more than offset any direct beneficial impact arising from lower payroll. OTE's reorganization is being conducted concurrently with its Voluntary Retirement Plan, and implementation in Regional Centers and in the Commercial Division has already been initiated. At the operating level, therefore, OTE does not expect to see any benefits from its restructuring and reorganization efforts in 2005. However, management remains confident that these efforts are the only way forward and will benefit the organization in the longer term.

--------------------------------------------------------------------------------
About OTE

OTE is a provider of public, fixed switch domestic and international telephony services in Greece. With local, long distance and international communications services in addition to mobile telephony, internet services, and high-speed data communications, OTE provides consumers and businesses the ability to communicate globally through its extensive network infrastructure. In addition, OTE has a number of International investments in the South East European region and addresses a potential customer base of 60 million people.

Listed on the Athens Stock Exchange, the company trades under the ticker HTO as well as on the New York Stock Exchange under the ticker OTE. In the U.S., OTE's American Depository Receipts (ADR's) represents 1/2 ordinarY share.

Additional Information is also available on http://www.ote.gr.
--------------------------------------------------------------------------------

Contacts:

OTE:    Dimitris Tzelepis - Head of Investor Relations, OTE Group
        Tel: +30 210 611 1574
        E-mail: dtzelepis@ote.gr

        Nikos Kallianis, Senior Financial Analyst,
        Tel: +30 210 611 8167
        E-mail: nkallianis@ote.gr

        Daria Kozanoglou - IR Communications Officer,
        Tel: +30 210 611 1121
        E-mail: nkozanoglou@ote.gr

        Marilli Diamanti - Investor Relations Coordinator,
        Tel: +30 210 611 5070
        E-mail: mdiamant@ote.gr

Cubitt Consulting: +44 20 7367 5100 (London); +1 212 279 3115 (New York)
--------------------------------------------------------------------------------

Forward-looking statement

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company's future financial results are discussed more fully in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"), including the Company's Annual Report on Form 20-F for 2004 filed with the SEC on June 30, 2005. OTE assumes no obligation to update information in this release.
--------------------------------------------------------------------------------

NOTES

o In line with SEC recommendations on the use of non-GAAP financial measures, OTE has decided to replace the caption "EBITDA" used in prior filings by "Operating income before depreciation and amortization". This item is the sum of "Operating income" and "Depreciation and amortization". Similarly, the previously used "EBITDA margin" caption is henceforth replaced by "Operating income before depreciation and amortization as a percentage (%) of Operating Revenues".

o Following SEC recommendations regarding the application of EITF 01-9 "Accounting for Consideration Given by a Vendor to a Customer", OTE reflects certain commissions relating to pre-paid cards as a reduction of the respective revenues rather than as operating expenses. The first quarter of 2004 comparative data were restated accordingly.

o For comparison, certain inter-company revenues and equal expenses, for the second quarter of 2004, have been transferred from "OTE" segment to "All other" segment.

o Finally, first quarter 2004 numbers have been restated to reflect the impairment of Cosmorom assets. While this impairment was effective from February 2003, its detailed modalities were not completed until the filing of OTE's 2003 Form 20-F on July 15, 2004.

Exhibits to follow:

I. Condensed Consolidated Balance Sheets as of June 30, 2005 and December 31, 2004 (Under US GAAP)

II. Condensed Consolidated Statements of Operations for the six months and three months ended June 30, 2005 and 2004 (Under US GAAP)

III. Condensed Consolidated Statement of Cash Flows for the six months and three months ended June 30, 2005 (Under US GAAP)

IV. Operating Revenues for the six months and three months ended June 30, 2005 and 2004 (Under US GAAP)

V.     Segment Reporting based on the Company's legal structure

VI.    International Assets

VII.   Operational Highlights

VIII. Consolidated and Stand-alone Interim Income Statements for the six months and three months ended June 30, 2005 and 2004 (Under IFRS)

EXHIBIT I - BALANCE SHEETS


                            HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. (OTE) AND SUBSIDIARIES
                                           Condensed Consolidated Balance Sheets


                                                  Prepared under U.S. GAAP
                                         as of June 30, 2005 and December 31, 2004
                                                        ((euro) million)


                                    Jun 2005                   Liabilities and                        Jun 2005
           Assets                 (Unaudited)    Dec 2004      Shareholders'Equity                   (Unaudited)           Dec 2004
------------------------------------------------------------------------------------------------------------------------------------
Current Assets                                                 Current Liabilities
Cash and cash equivalents              985.8       870.3       Short - term borrowings                     19.1              37.3
                                                               Current maturities of long-term
Accounts receivable                  1,159.8     1,079.7       debt                                       358.6             320.6
Materials and supplies                 120.8       132.0       Accounts payable                           716.7             846.5
                                                               Accrued and other liabilities              804.7             715.9
Other current assets                   282.7       251.6       Income taxes payable                       161.1             101.9
                                   ---------------------       Deferred income taxes                        0.0              12.5
                                                               Dividends payable                            5.5               7.2
                                     2,549.1     2,333.6                                                --------------------------
                                   .....................                                                2,065.7           2,041.9
                                                                                                        ..........................
Other assets
Investments                            158.6       221.3       Long-Term Liabilities
                                                               Long-term debt, net of current
Advances to pension funds              198.2       215.8       maturities                               2,859.6           2,822.7
                                                               Reserve for staff retirement
                                                               indemnities                                385.2             377.3
Other long-term assets                 492.6       250.7
                                   ---------------------       Reserve for Youth Account                  324.4             330.0
                                       849.4       687.8       Deferred income taxes                      132.0              96.4
                                   .....................       Other long-term liabilities                 76.1             106.5
                                                                                                        ..........................

Telecommunication property,                                                                             3,777.3           3,732.9
Plant and equipment
Net of Accumulated
depreciation                         6,616.0     6,736.4       Minority interests                         946.6           1,020.2
                                   ---------------------                                                ..........................

                                                               Shareholders' Equity
                                                               Share capital                            1,174.1           1,174.1
Telecommunication licenses,
net of amortization                    387.5       380.0       Paid-in surplus                            487.5             487.5
                                   .....................       Treasury stock                            (15.1)            (15.1)
                                                               Legal reserve                              256.7             256.7
Goodwill resulting
from consolidated                                              Retained earnings                        1,954.0           1,744.2
Subsidiaries                            79.8        79.8
                                   .....................       Accumulated other
                                                               comprehensive income                     (165.0)           (224.8)

                                                                                                        3,692.2           3,422.6
                                    10,481.8    10,217.6                                               --------------------------
                                                                                                       10,481.8          10,217.6
                                  ======================                                               ==========================

                  Movement in Shareholders' equity

                                                                2005
                                                              Unaudited
                                                              ---------

Shareholders' equity, January 1                               3,422.6
Net Income for the period                                       209.8
Dividends declared                                                  -
Accumulated other comprehensive income                           59.8
                                                             ---------
                                                                269.6
                                                             .........
Shareholders' equity, June 30                                 3,692.2
                                                             ==========

EXHIBIT II - STATEMENTS OF OPERATIONS

                                 HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. (OTE) AND SUBSIDIARIES
                                          Condensed Consolidated Statements of Operations
                                                     Prepared under U.S. GAAP
                                        for the three months ended June 30, 2005 and 2004
                                                         ((euro) million)

                                                     Q2 05         Q2 04                   H1 05         H1 04
                                                   Unaudited    Unaudited    % Change    Unaudited     Unaudited   % Change
                                                ----------------------------------------------------------------------------
Operating Revenues:
   Domestic Telephony                                  580.7       562.8      3.2%         1,147.0     1,135.2         1.0%
   International Telephony                             101.9       100.3      1.6%           198.6       193.1         2.9%
   Mobile telephony services                           435.4       385.1     13.1%           824.5       727.6        13.3%
   Other                                               245.3       256.4     -4.3%           491.2       472.0         4.1%
                                               --------------------------             -------------------------
   Total Operating Revenues                          1,363.3     1,304.6      4.5%         2,661.3     2,527.9         5.3%
                                               ==========================             =========================

Operating Expenses:
   Payroll and employee benefits                      (327.8)     (309.6)     5.9%          (674.3)     (630.7)        6.9%
   Voluntary retirement costs                            1.9         0.0                     (25.1)      (27.7)       -9.4%
   Payments to international operators                 (51.5)      (47.9)     7.6%           (93.0)      (84.0)       10.7%
   Payments to domestic telephony operators           (166.4)     (164.8)     1.0%          (312.0)     (315.8)       -1.2%
   Depreciation and amortization                      (251.7)     (257.6)    -2.3%          (514.4)     (506.4)        1.6%
   Other operating expenses                           (320.6)     (331.2)    -3.2%          (614.4)     (604.6)        1.6%
                                               --------------------------             -------------------------
   Total Operating Expenses                         (1,116.1)   (1,111.1)     0.5%        (2,233.2)   (2,169.2)        3.0%
                                               ==========================             =========================

 Operating Income                                      247.2       193.5     27.7%           428.1       358.7        19.3%
 Other income / (expense), net:
  Interest income                                       15.7        13.3     18.0%            28.6        24.6       16.3%
  Interest expense                                     (39.9)      (39.3)     1.6%           (78.7)      (75.4)        4.4%
  FX gain/(loss), net                                    7.8        (1.7)   558.8%            35.1        (2.2)     1695.5%
  Financial net                                        (16.4)      (27.7)   -40.7%           (15.0)      (53.0)      -71.7%
Investment income/(loss)/Gain on sale of
investment                                              18.9        (1.1)  1822.2%            43.3         2.9      1393.1%
   Other, net                                           (1.1)       (3.2)   -64.6%            (3.1)       (0.4)      675.0%
                                               --------------------------             -------------------------
 Total Other income / (expense), net                     1.4       (32.0)  -104.4%            25.2       (50.5)     -149.9%
                                               ==========================             =========================

Income before provision for income taxes and
minority interests                                     248.6       161.5     53.9%           453.3       308.2        47.1%
                                               ==========================             =========================

 Provision for income taxes                            (74.2)      (77.1)    -3.8%          (135.9)     (141.6)       -4.0%
                                               --------------------------             -------------------------

Income before minority interests                       174.4        84.4    106.6%           317.4       166.6        90.5%
 Minority Interests                                    (55.3)      (39.4)    40.4%          (107.6)      (73.5)       46.4%
                                               --------------------------             -------------------------

Net Income                                             119.1        45.0    164.6%           209.8        93.1       125.3%
                                               ==========================             =========================

EXHIBIT III - STATEMENT OF CASH FLOWS

      HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. (OTE) AND SUBSIDIARIES
                 Condensed Consolidated Statement of Cash Flows
                            Prepared under U.S. GAAP
             for the three months and six months ended June 30, 2005
                                ((euro) million)

                                             Q1 05        Q2 05      H1 05
                                          Unaudited    Unaudited    Unaudited
                                          ---------    ---------    ---------

Cash Flows from Operating Activities:
      Net income                              90.7        119.1       209.8
Adjustments to reconcile to net cash
provided by operating activities:
      Depreciation and amortization          262.7        251.7       514.4
      Provision for doubtful accounts         25.9         25.8        51.7
      Provision for staff retirement
      indemnities and youth account           23.1         23.3        46.4
      Gain on sale of investment             (13.8)        (3.3)      (17.1)
      Minority interests                      52.3         55.3       107.6
      Working capital movement and
      other related movements               (122.9)       (98.6)     (221.5)

                                           ====================================
Net Cash provided by Operating Activities    318.0        373.3       691.3
                                           ....................................

Cash Flows from Investing Activities:
     Capital expenditures                   (124.0)      (113.8)     (237.8)
     Acquisition of additional share
     in consolidated subsidiary              (56.3)      (229.4)     (285.7)
     Proceeds from sale of investment         26.7          3.3        30.0
     Interest and dividends received          14.3         12.2        26.5

                                           ====================================
Net Cash used in Investing Activities       (139.3)      (327.7)     (467.0)
                                           ....................................

Cash Flows from Financing Activities:
      Net change in short-term and
      long-term debt                          21.6        (17.6)        4.0
      Dividends paid                          (0.3)        (1.4)       (1.7)
      Dividends paid to minority
      shareholders                          (123.6)        (0.3)     (123.9)
      Proceeds from issuance from
      minority shareholders                   12.8            -        12.8

                                           ====================================
Net Cash provided by Financing Activities    (89.5)       (19.3)     (108.8)
                                           ....................................

Net Increase/(Decrease) in Cash
and Cash Equivalents                          89.2         26.3       115.5
Cash and Cash equivalents at
beginning of period                          870.3        959.5       870.3
                                           ------------------------------------
Cash and Cash Equivalents at
end of period                                959.5        985.8       985.8
                                           ====================================

EXHIBIT IV - OPERATING REVENUES


                                 HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. (OTE) AND SUBSIDIARIES
                                                   Consolidated Operating Revenues
                                                      Prepared under U.S. GAAP
                                   for the three months and six months ended June 30, 2005 and 2004
                                                        ((euro) million)

                                              Q2 05                                   H1 05
                                             Unaudited       Q2 04     Change       Unaudited        H1 04     Change
---------------------------------------------------------------------------------------------------------------------------
Domestic Telephony:

   Basic monthly rentals                        240.4        209.0        15.0%           470.0        425.7     10.4%
   Local and long distance calls

       -Fixed to fixed                          193.7        194.3        -0.3%           395.6        394.1      0.4%
       -Fixed to mobile                         128.4        137.2        -6.4%           243.0        267.1     -9.0%
                                             ---------    --------                      --------    --------
                                                322.1        331.5        -2.8%           638.6        661.2     -3.4%
                                             =========    ========                      ========    ========
   Other                                         18.2         22.3       -18.6%            38.4         48.3    -20.6%
                                             ---------    --------                      --------    --------
   Total Domestic Telephony                     580.7        562.8         3.2%         1,147.0      1,135.2      1.0%
                                             =========    ========                      ========    ========
International Telephony:

   International traffic                         38.0         43.8       -13.2%            76.2         87.7    -13.1%
   Payments from mobile operators                 8.9          9.3        -4.8%            18.6         15.7     18.2%
                                             ---------    --------                      --------    --------
                                                 46.9         53.1       -11.7             94.8        103.4     -8.3%
                                             =========    ========                      ========    ========

International operators                          55.0         47.2        16.6%           103.8         89.7     15.8%

Total International Telephony                   101.9        100.3         1.6%           198.6        193.1      2.9%
                                             =========    ========                      ========    ========
Mobile Telephony Services:                      435.4        385.1        13.1%           824.5        727.6     13.3%
                                             =========    ========                      ========    ========

Other Operating Revenues:
Traditional Services:

   Prepaid cards                                 30.7         37.9       -19.0%            62.6         72.1    -13.2%
   Directories                                   13.9         14.6        -5.0%            27.7         27.6      0.3%
   Radio communications                           4.8          5.1        -6.7%             9.6          9.8     -2.5%
   Audiotex                                       6.7         21.6       -68.8%            14.4         50.8    -71.6%
   Telex and telegraphy                           1.0          2.7       -63.9%             1.9          4.1    -54.3%
                                             ---------    --------                      --------    --------
                                                 57.1         81.9       -30.3%           116.2        164.4    -29.3%
                                             =========    ========                      ========    ========
New Business:
   Leased lines and data communications          52.1         28.2        84.6%           106.3         44.8    137.2%
   ISDN, connection & monthly charges            35.0         27.8        26.0%            68.3         54.2     26.0%
   Sales of telecommunication  equipment         24.8         28.3       -12.2%            49.6         52.9     -6.2%
   Internet services                             19.4         15.4        26.0%            37.7         28.0     34.7%
   ATM                                            5.8          4.7        23.5%            12.6         11.5      9.6%
                                             ---------    --------                      --------    --------
                                                137.1        104.4        31.4%           274.5        191.4     43.4%
                                             =========    ========                      ========    ========

Other:

   Services rendered                             15.7         34.0       -53.9%            27.8         48.6    -42.8%
   Interconnection charges                       22.8         23.8        -4.3%            49.5         48.3      2.5%
   Miscellaneous                                 12.6         12.3         2.5%            23.2         19.3     20.2%
                                             ---------    --------                      --------    --------
                                                 51.1         70.1       -27.1%           100.5        116.2    -13.5%
                                             =========    ========                      ========    ========

Total Other Operating Revenues                  245.3        256.4        -4.3%           491.2        472.0      4.1%
                                             =========    ========                      ========    ========

Total Operating Revenues                      1,363.3      1,304.6         4.5%         2,661.3      2,527.9      5.3%
                                             =========    ========                      ========    ========


EXHIBIT V - SEGMENT REPORTING

                                           HELLENIC TELECOMUNICATIONS ORGANIZATION S.A. (OTE)
                                                            AND SUBSIDIARIES
                                                           Segment Reporting
                                                       Prepared under U.S. GAAP
                                                for the six months ended June 30, 2005
                                                          (In millions of Euro)

                                                                                                       Adjustments &
                                              OTE     Cosmote    Romtelecom     All Other      Total    Eliminations  Consolidated
                                         -------------------------------------------------------------------------------------------
Operating Revenues:
Domestic Telephony
                                              806.3                   316.6        25.0      1,147.9
International Telephony
                                              113.7                    71.6        16.7        202.0
Mobile telephony services                                767.7          2.8       146.3        916.8
Other
                                              426.3       23.5         67.1       112.3        629.2
Total Operating Revenues
                                            1,346.3      791.2        458.1       300.3      2,895.9      (234.6)         2,661.3
                                         -------------------------------------------------------------------------------------------
Intersegment Revenues                        (101.2)     (90.2)        (2.9)      (40.3)      (234.6)

Revenue from External Customers             1,245.1      701.0        455.2       260.0      2,661.3                      2,661.3


Operating Expenses:
Payroll and employee benefits
                                             (439.9)     (43.8)      (146.9)      (43.9)      (674.5)        0.2           (674.3)
Voluntary retirement costs
                                              (25.1)                                           (25.1)                       (25.1)
Total                                        (465.0)     (43.8)      (146.9)      (43.9)      (699.6)        0.2           (699.4)
Payments to international operators           (58.2)     (13.3)       (15.5)       (7.9)       (94.9)        1.9            (93.0)
Payments to domestic telephony operators     (175.8)    (143.8)       (45.1)      (27.2)      (391.9)       79.9           (312.0)
Depreciation and amortization                (278.0)    (102.4)       (79.9)      (55.8)      (516.1)        1.7           (514.4)
Other operating expenses                     (299.8)    (244.7)       (80.2)     (139.2)      (763.9)      149.5           (614.4)
                                         -------------------------------------------------------------------------------------------
Total Operating Expenses                   (1,276.8)    (548.0)      (367.6)     (274.0)    (2,466.4)      233.2         (2,233.2)
                                         -------------------------------------------------------------------------------------------
Operating Income                               69.5       243.2        90.5        26.3        429.5        (1.4)           428.1
                                         -------------------------------------------------------------------------------------------
Operating income before
depreciation and amortization                 347.5      345.6        170.4        82.1        945.6        (3.1)           942.5
                                         -------------------------------------------------------------------------------------------

Operating income before
depreciation and amortization
as % of Operating revenues                     25.8%      43.7%        37.2%       27.3%        32.7%        1.3%           35.4%


EXHIBIT VI - INTERNATIONAL ASSETS

ROMTELECOM

OTE has a 54.01% stake in RomTelecom, which has been fully consolidated since March 2003.

                                   ROMTELECOM
              CONSOLIDATED AND STAND ALONE CONDENSED BALANCE SHEETS
                 As of June 30, 2005, in accordance with US GAAP
                                ((euro) thousand)


                                               Consolidated        Stand-Alone
                                                (Unaudited)        (Unaudited)
                                                -----------        -----------

Property, plant and equipment                    1,790,038          1,759,565
Intangible assets                                   30,018             27,863
Investments and other long-term assets              46,301             46,301
Fixed assets investments                                 0            171,961
Long-term assets                                 1,866,357          2,005,690

Inventories                                         60,404             57,263
Trade and other receivables                        139,017            133,652
Cash and cash equivalents                          120,544            109,756
Current assets                                     319,965            300,671

Total assets                                     2,186,322          2,306,361

Shareholders' Equity                             1,414,798          1,680,350

Borrowings                                         116,885            116,885
Other long-term liabilities                        299,410            299,409
Long-term liabilities                              416,295            416,294

Trade payables and other current
liabilities                                        280,935            165,715
Borrowings                                          74,294             44,002
Current liabilities                                355,229            209,717

Total liabilities                                  771,524            626,011

Total liabilities and shareholders' equity       2,186,322          2,306,361

                                   ROMTELECOM
                  CONSOLIDATED and STAND ALONE INCOME STATEMENT
       For the six months ended June 30, 2005, in accordance with US GAAP
                                ((euro) thousand)

                                                Consolidated     Stand-Alone
                                                 (Unaudited)     (Unaudited)
                                              ----------------------------------
  Basic monthly rentals                            132,284          132,228
  Domestic Telephony calls                         184,300          184,799
                                              ----------------------------------
  Domestic Telephony                               316,584          317,027
  International Telephony                           71,555           71,555
  Mobile Telephony                                   2,769                0
  Other Revenues                                    67,214           70,899
                                              ----------------------------------
  Total Operating Revenues                         458,122          459,481

  Personnel (inc Voluntary Redundancy)            (146,873)        (145,039)
  Other operating expenses                        (140,855)        (138,662)
  Depreciation and Amortization                    (88,979)         (86,483)
  Total Operating expenses                        (376,707)        (370,184)

  Operating income                                  81,415           89,297

  Financial, net                                    33,299           21,216

  Income before provision for income taxes         114,714          110,513

  Provision for Income taxes                       (11,045)         (11,045)

  Net income                                        103,669          99,468

ARMENTEL

OTE has a 90% stake in ArmenTel, which is fully consolidated. ArmenTel's key financial figures are stated below:


                                                                ARMENTEL
                                                        Statement of Operations
                                                       Prepared under U.S. GAAP
                                   for the three months and six months ended June 30, 2005 and 2004
                                                               (Unaudited)


(Euro) Millions                                              Q2 05     Q2 04     % Change       H1 05        H1 04         % Change
------------------------------------------------------------------------------------------------------------------------------------
Operating Revenues                                           28.6      21.1       35.5%          51.6         38.7          33.3%
Operating Income before Depreciation &  amortization         17.3      12.7       36.2%          30.5         21.7          40.6%
Operating Income before Depreciation &
Amortization as % of Operating Revenues                     60.5%      60.2%       0.3 pp        59.1%        56.1%          3.0 pp
Operating Income                                             10.2       6.8       50.0%          16.5          9.9          66.7%
Net Income/(Loss)                                            9.4        6.3       49.2%          14.6          8.7          67.8%
Net Income/(Loss) Margin                                    32.9%      29.9%       3.0 pp        28.3%        22.5%          5.8 pp
Increase/(Decrease) in Gross PP&E                            4.5        6.1      -26.2%          10.0         11.9         -16.0%

Fixed Telephony, Lines                                                                        587,891      569,757           3.2%
Mobile Telephony, Contract customers                                                           54,303       44,455          22.2%
Mobile Telephony, Prepaid customers                                                           203,376       93,075         118.5%
Mobile Telephony, Total customers                                                             257,679      137,530          87.4%

                                                                                              6/30/05      12/31/04
Cash and cash equivalents                                                                        30.8         18.9          63.0%
Short-term borrowings                                                                             0.0          0.0
Long-term debt                                                                                   72.7         76.3          -4.7%
Net Financial Debt                                                                               41.9         57.4          -27.0%



COSMOBULGARIA

OTE  has  a  100%  stake  in   CosmoBulgaria,   which  is  fully   consolidated.
CosmoBulgaria is a company offering mobile telephony services in Bulgaria under the brand name Globul. Globul's key financial figures are stated below:


                                                     COSMOBULGARIA
                                              Statement of Operations
                                              Prepared under U.S. GAAP
                        for the three months and six months ended June 30, 2005 and 2004
                                                    (Unaudited)


(Euro) Millions                                    Q2 05        Q2 04      % Change        H1 05          H1 04           % Change
                                                 -----------------------------------------------------------------------------------
Operating Revenues                                 63.6          40.8         55.9%        117.5           73.7             59.4%
Operating Income before
Depreciation &  amortization                       20.9           6.6        216.7%         38.1           14.6            161.0%
Operating Income before Depreciation &
Amortization as % of Operating Revenues            32.9%         16.2%       16.7 pp        32.4%          19.8%            12.6 pp
Operating Income                                    8.7          (2.9)       400.0%         14.2           (3.7)           483.8%
Net Income/(Loss)                                   4.3          (4.6)       193.5%          6.4           (6.9)           192.8%
Net Income/(Loss) Margin                            6.8%        -11.3%       18.1 pp         5.4%           -9.4%           14.8 pp
Increase/(Decrease) in Gross PP&E                  18.9          28.8        -34.4%         39.7           44.3            -10.4%

Mobile Telephony, Contract customers                                                     641,736        457,679             40.2%
Mobile Telephony, Prepaid customers                                                    1,294,390        828,911             56.2%
Mobile Telephony, Total customers                                                      1,936,126      1,286,590             50.5%

                                                                                          6/30/05     12/31/04
Cash and cash equivalents                                                                    3.5            4.2            -16.7%
Short-term borrowings                                                                        0.6           18.3            -96.7%
Long-term debt                                                                             254.4          200.0             27.2%
Net Financial Debt                                                                         251.5          214.0             17.5%



CosmoFon

Cosmofon, a company owned by OTE and managed by Cosmote, on June 11, 2003 launched the commercial operations of CosmoFon, in Skopje (FYROM), as the new mobile operator in the country. CosmoFon is fully consolidated. Its key financial figures are below:

                                                               COSMOFON
                                                       Statement of Operations
                                                     Prepared under U.S. GAAP
                             for the three months and six months ended ended June 30, 2005 and 2004
                                                              (Unaudited)



(Euro) Millions                                      Q2 05         Q2 04       % Change      H1 05        H1 04        % Change
-----------------------------------------------------------------------------------------------------------------------------------
Operating Revenues                                     9.2           5.3         73.6%       16.7          9.6           74.0%
Operating income (loss)  before depreciation
and amortization                                       0.3          (2.2)       113.6%        0.4         (4.2)         109.5%
Operating income (loss) before depreciation and
amortization as % of Operating revenues                3.3%        -41.5%        44.8 pp      2.4%       -43.8%          46.2 pp
Operating Income                                      (3.2)         (4.9)        34.7%       (6.6)        (9.5)          30.5%
Net Income/(Loss)                                     (3.6)         (5.4)        33.3%       (7.6)       (10.6)          28.3%
Net Income/(Loss) Margin                             -39.1%       -101.9%        62.8 pp    -45.5%      -110.4%         64.9 pp
Increase/(Decrease) in Gross PP&E                                                             2.2          9.7          -77.3%

Mobile Telephony, Contract customers                                                       28,331       10,651          166.0%
Mobile Telephony, Prepaid customers                                                       301,291      144,111          109.1%
Mobile Telephony, Total customers                                                         329,622      154,762          113.0%

                                                                                           6/30/05    12/31/04
Cash and cash equivalents                                                                    4.4          13.1          -66.4%
Long-term dedt                                                                               37.0         22.0           68.2%
Net Financial Debt                                                                           32.6          8.9          266.3%



EXHIBIT VII -OPERATIONAL HIGHLIGHTS


               Operational Highlights for the quarters
                    ended June 30, 2005 and 2004

OTE                           Q2 05        Q2 04         % Change
------------------------------------------------------------------
PSTN lines                  4,991,611    5,130,236        -2.7%
ISDN, 64kb equiv. lines     1,326,642    1,181,660        12.3%
Total lines                 6,318,253    6,311,896         0.1%

ADSL subscribers               88,379       22,000       301.7%

COSMOTE (Greece)
Pre-paid sub.               2,687,224    2,473,351         8.6%
Contract sub.               1,692,293    1,602,188         5.6%

OTE net
Dial up clients               365,300      256,394        42.5%
Business customers             12,420        8,330        49.1%

Employees:
-OTE                           15,925       16,816        -5.3%
-of which: at other
subsidiaries                      364          432       -15.7%
-Subsidiaries (Greece)          1,629        1,576         3.4%
-COSMOTE                        2,081        2,026         2.7%
-RomTelecom                    15,254       18,428       -17.2%

EXHIBIT VIII - IFRS HIGHLIGHTS


                                                         HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

                                                             INTERIM INCOME STATEMENTS (STAND-ALONE)
                                       FOR THE THREE MONTH AND THE SIX MONTH PERIODS ENDED JUNE 30, 2005 AND 2004

                                                                     2005                                  2004

                                                        2nd Quarter           1st Half        2nd Quarter          1st Half
                                                      ----------------      -------------    ---------------     --------------
(Amounts in millions of Euro, except share
and per share data)

Revenues:
Domestic telephony                                             405.3              806.3              415.3               836.4
International telephony                                         58.7              113.7               58.3               113.2
Other revenues                                                 215.9              422.7              230.2               427.3
                                                      ----------------      -------------    ---------------     --------------
      Total revenues                                           679.9            1,342.7              703.8             1,376.9
                                                      ----------------      -------------    ---------------     --------------

Operating expenses:
Payroll and employee benefits                                 (219.7)            (464.3)            (200.5)             (435.1)
Charges from international operators                           (33.4)             (58.2)             (33.3)              (57.8)
Charges from domestic operators                                (93.4)            (175.7)            (101.6)             (200.7)
Depreciation and amortization                                 (133.5)            (269.9)            (143.6)             (282.9)
Other operating expenses                                      (175.7)            (329.8)            (183.7)             (326.6)
                                                      ----------------      -------------    ---------------     --------------
       Total operating expenses                               (655.7)          (1,297.9)            (662.7)           (1,303.1)
                                                      ----------------      -------------    ---------------     --------------
        Operating income                                        24.2               44.8               41.1                73.8
                                                      ================      =============    ===============     ==============

Other income/ (expense):
Interest expense                                               (30.0)             (60.0)             (31.3)              (60.9)
Interest income                                                  9.9               20.1               11.8                23.1
Foreign exchange gains/ (losses), net                           (2.6)              (3.7)              (1.9)               (2.2)
Dividends                                                      147.1              330.2              112.4               112.4
Gains/(losses) from investments                                  3.3               17.1               (2.0)               (2.0)
                                                      ----------------      -------------    ---------------     --------------
                                                                127.7              303.7               89.0               70.4
                                                      ----------------      -------------    ---------------     --------------

Profit before tax                                               151.9              348.5              130.1              144.2
                                                      ================      =============    ===============     ==============

Income taxes                                                   (14.1)             (26.4)             (15.7)             (28.4)
                                                      ----------------      -------------    ---------------     --------------

Profit for the period                                           137.8              322.1              114.4              115.8
                                                      ================      =============    ===============     ==============

Basic earnings per share                                       0.2811             0.6571             0.2334             0.2363

Weighted average number of shares outstanding             490,150,389        490,150,389        490,150,389        490,150,389


NOTE: Under IFRS, separate accounts are provided for OTE's Greek fixed-line operations and for OTE Estate, impeding direct comparison with the corresponding US GAAP statements. .


                                        HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

                                           INTERIM INCOME STATEMENTS (CONSOLIDATED)
                          FOR THE THREE MONTH AND THE SIX MONTH PERIODS ENDED JUNE 30, 2005 AND 2004

                                                                     2005                                  2004

                                                        2nd Quarter           1st Half        2nd Quarter          1st Half
                                                      ----------------      -------------    ---------------     --------------
(Amounts in millions of Euro, except share
and per share data)

Revenues:
Domestic telephony                                             581.7            1,149.0              563.9            1,132.8
International telephony                                        103.0              199.8              100.0              191.4
Mobile telephony                                               435.6              824.7              384.6              728.2
Other revenues                                                 246.3              492.2              262.8              484.4
                                                      ----------------      -------------    ---------------     --------------
      Total revenues                                         1,366.6            2,665.7            1,311.3            2,536.8
                                                      ----------------      -------------    ---------------     --------------

Operating expenses:
Payroll and employee benefits                                 (326.7)            (700.1)            (309.3)            (655.1)
Charges from international operators                           (51.8)             (93.3)             (48.0)             (84.1)
Charges from domestic operators                               (167.1)            (312.7)            (165.4)            (316.4)
Depreciation and amortization                                 (260.3)            (524.9)            (265.8)            (512.6)
Other operating expenses                                      (318.3)            (611.2)            (333.4)            (602.3)
                                                      ----------------      -------------    ---------------     --------------
       Total operating expenses                             (1,124.2)          (2,242.2)          (1,121.9)          (2,170.5)
                                                      ----------------      -------------    ---------------     --------------

        Operating income                                       242.4              423.5              189.4              366.3
                                                      ================      =============    ===============     ==============

Other income/ (expense):
Interest expense                                               (40.7)             (80.0)             (39.2)             (75.9)
Interest income                                                 16.9               28.7               10.4               20.2
Foreign exchange gains/ (losses), net                            7.8               32.9                7.0               19.7
Dividends                                                       14.7               19.7                  -                  -
Gains/(losses) from investments                                  6.1               25.3               (1.8)               2.9
                                                      ----------------      -------------    ---------------     --------------
                                                                 4.8               26.6              (23.6)             (33.1)
                                                      ----------------      -------------    ---------------     --------------

Profit before tax                                              247.2              450.1              165.8              333.2
                                                      ================      =============    ===============     ==============

Income taxes                                                   (73.0)            (136.3)             (81.7)            (165.0)
                                                      ----------------      -------------    ---------------     --------------

Profit for the period                                          174.2              313.8               84.1              168.2
                                                      ================      =============    ===============     ==============

Attributable to:
   Equity holders of the parent                                120.7              212.5               50.5              102.3
   Minority interest                                            53.5              101.3               33.6               65.9
                                                      ----------------      -------------    ---------------     --------------
                                                               174.2              313.8               84.1              168.2
                                                      ================      =============    ===============     ==============

Basic earnings per share                                      0.2463             0.4336             0.1030             0.2087

Weighted average number of shares outstanding            490,150,389        490,150,389        490,150,389        490,150,389



23113.0002 #598147